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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **May 2008**

Commission File Number **29606**

SHARPE RESOURCES CORPORATION
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes X No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-4009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sharpe Resources Corporation
(Registrant)

Date: May 14, 2008

By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SHARPE RESOURCES CORPORATION

C.U.S.I.P # 82001L100   NEX:SHO.H
LISTED STANDARD & POORS   OTCBB : SHGPF

SHARPE CLOSES ON THE FIRST ACQUISITION OF A PERMITTED AND BONDED COAL MINE PROPERTY IN EASTERN KENTUCKY

FOR IMMEDIATE RELEASE

HEATHSVILLE, VA, APRIL 1, 2008, SHARPE RESOUCES CORPORATION: (SHO.H)
Sharpe has closed on the purchase agreements to acquire a 40% interest in the first coal mine property in Eastern Kentucky. The terms of the transaction include a $250,000 in cash and specific investments in regard to accelerating the development of this property. The Lawrence County, Kentucky property is permitted and bonded and is in a position to commence production immediately. Currently, strip mining equipment is being moved onto the property. This mine has been in production previously for a short period under different ownership at a production rate of nearly 20,000 tons per month. Due to poor management and buyer seller disagreements the mine was forced into Chapter 7 bankruptcy in early 2007. The current (new) management and support staff is in place to get this project into production as early as this month, April, 2008. We are planning to sell our first coal production before the end of the April, 2008.

Sharpe is working aggressively to get the second production project located in Eastern Kentucky closed in a few days. The purchase option agreement has been reviewed by Chapter 11 bankruptcy creditors and is believed to be on track to get an agreement whereby the previous creditors will be repaid 100 percent in exchange for supporting our production and development plan for this property. When the agreement is completed we should be in a position to move forward with the acquisition closing.

Sharpe's objective is to get involved in this market with a near term acquisitions as a means to participate in this very attractive Eastern United States coal market. The objective is to get involved in projects that have the potential to grow into a 40,000 to 50,000 ton per month production level over the next 12 months. Coal prices for low sulfur, high btu steam coal reportedly from some of the operators to be in the range of $70 to more than $85 per ton fob mine. Metallurgical coal captures a large premium price to the steam coal prices.

According to Roland M. Larsen, CEO, now is the time to get involved in the coal business in this region. Sharpe currently owns the coal mineral rights to more than 17,000 acres of coal lands in West Virginia.

> *The TSX Venture Exchange does not accept responsibility for adequacy or accuracy of this press release.*

Sharpe Resources Corporation cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to market volatility, competition, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information

Please call Roland Larsen, qualified person, NI-43-101 @ (804) 580-8107 or FAX @ (804) 580-4132
Visit our website at sharpe-resources.com